Exhibit 99.1

Financial Statements

Nova Scotia Power Inc.

Statements of Earnings (Unaudited)

For the millions of dollars	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Revenue
Electric	$267.0	$273.4	$604.5	$621.2
Other	3.6	3.5	6.8	6.5

	270.6	276.9	611.3	627.7

Cost of operations
Fuel for generation and purchased power	124.3	101.1	305.5	249.7
Fuel adjustment (note 4)	(12.6)	24.4	(52.0)	18.6
Operating, maintenance and general	57.8	50.2	111.0	101.4
Provincial grants and taxes	10.0	10.2	20.0	20.3
Depreciation and amortization	37.4	35.7	74.0	71.1
Regulatory amortization	4.4	4.2	8.8	8.4

	221.3	225.8	467.3	469.5

Earnings before financing charges and income taxes	49.3	51.1	144.0	158.2
Financing charges (note 5)	30.9	18.7	63.2	54.3

Earnings before income taxes	18.4	32.4	80.8	103.9
Income taxes (note 6)	3.5	9.6	2.6	28.6

Net earnings applicable to common shares	$14.9	$22.8	$78.2	$75.3

See accompanying notes to the unaudited financial statements.

Balance Sheets (Unaudited)

As at millions of dollars	June 30 2010	December 31 2009
Assets
Current assets
Cash	$0.3	$0.3
Accounts receivable	289.4	271.8
Income tax receivable	11.8	—
Inventory	162.4	165.6
Prepaid expenses	29.0	5.7
Future income tax assets	6.0	34.4
Derivatives in a valid hedging relationship	25.7	19.4
Held-for-trading derivatives	3.4	8.9

	528.0	506.1

Derivatives in a valid hedging relationship	45.4	29.8

Held-for-trading derivatives	2.3	6.2

Other assets	436.0	339.1

Intangibles	70.1	65.7

Property, plant and equipment	2,371.4	2,365.6
Construction work in progress (notes 7, 11)	286.4	152.8

	2,657.8	2,518.4

	$3,739.6	$3,465.3

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	$0.7	$100.7
Short-term debt	4.8	198.2
Accounts payable and accrued charges	175.6	213.9
Due to associated companies (note 11)	6.0	0.7
Income tax payable	—	1.2
Dividends payable	1.7	1.7
Derivatives in a valid hedging relationship	32.2	53.0
Held-for-trading derivatives	9.5	12.2

	230.5	581.6

Derivatives in a valid hedging relationship	7.5	20.0

Held-for-trading derivatives	—	1.3

Future income tax liabilities	103.9	52.0

Asset retirement obligations	104.8	101.5

Other liabilities	74.5	91.5

Long-term debt (note 8)	1,809.8	1,397.0

Preferred shares	135.0	135.0

Shareholders’ equity
Common shares (note 9)	984.7	934.7
Accumulated other comprehensive income (loss)	16.0	(44.0)
Retained earnings	272.9	194.7

	1,273.6	1,085.4

	$3,739.6	$3,465.3

See accompanying notes to the unaudited financial statements.

Approved on behalf of the Board of Directors

“George Caines”	“Robert R. Bennett”

Chairman	President and Chief Executive Officer

Statements of Cash Flow (Unaudited)

For the millions of dollars	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Operating activities
Net earnings applicable to common shares	$14.9	$22.8	$78.2	$75.3
Non-cash items:
Depreciation and amortization	37.4	35.7	74.0	71.1
Amortization of other assets	3.9	3.7	8.0	7.1
Regulatory amortization	4.4	4.2	8.8	8.4
Allowance for funds used during construction	(4.0)	(1.6)	(7.5)	(2.7)
Future income taxes	4.6	(8.3)	15.0	(6.4)
Post-retirement benefits	(3.7)	(6.3)	(5.2)	(8.1)
Fuel adjustment	(12.6)	24.4	(52.0)	18.6
Changes in fair value of derivatives instruments	4.4	(20.5)	2.4	0.7
Other non-cash operating items	(1.4)	—	(1.5)	0.5
Other cash operating items	(0.3)	(3.2)	1.9	(3.6)

	47.6	50.9	122.1	160.9
Change in non-cash operating working capital (note 10)	12.9	17.2	(78.9)	(74.1)

Net cash provided by operating activities	60.5	68.1	43.2	86.8

Investing activities
Property, plant and equipment	(155.8)	(52.3)	(201.8)	(78.7)
Intangibles	(3.1)	(4.6)	(6.0)	(6.1)
Retirement spending net of salvage	(1.7)	(1.2)	(2.8)	(1.8)

Net cash used in investing activities	(160.6)	(58.1)	(210.6)	(86.6)

Financing activities
(Decrease) increase in short-term debt	(146.2)	277.8	(78.7)	237.6
Retirement of long-term debt	(100.0)	(125.0)	(100.0)	(125.0)
Issuance of long-term debt	300.0	—	300.0	50.0
Issuance of common shares	50.0	—	50.0	—
Redemption of preferred shares	—	(125.0)	—	(125.0)
Other financing activities	(3.7)	(2.5)	(3.9)	(2.5)
Dividends on common shares	—	(35.0)	—	(35.0)

Net cash provided by (used in) financing activities	100.1	(9.7)	167.4	0.1

Increase in cash	—	0.3	—	0.3
Cash, beginning of period	0.3	—	0.3	—

Cash, end of period	$0.3	$0.3	$0.3	$0.3

Supplemental disclosure of cash paid:
Interest	$27.4	$29.4	$53.9	$47.6

Income and capital taxes	$0.2	$15.0	$0.9	$23.2

See accompanying notes to the unaudited financial statements.

Statements of Changes in Shareholders’ Equity (Unaudited)

For the six months ended June 30, 2010 millions of dollars	Common Shares	Accumulated Other Comprehensive Income (Loss) (“AOCI”)	Retained Earnings	Total AOCI and Retained Earnings
Balance, December 31, 2009	$934.7	$(44.0)	$194.7	$150.7

Comprehensive income:
Net earnings applicable to common shares	—	—	78.2	78.2
Net gain on derivatives in a valid hedging relationship	—	29.6	—	29.6
Reclassification of hedging losses included in income	—	46.8	—	46.8
Reclassification of hedging gains included in inventory	—	(16.4)	—	(16.4)

Total comprehensive income	—	60.0	78.2	138.2

Issuance of common shares (note 8)	50.0	—	—	—

Balance, June 30, 2010	$984.7	$16.0	$272.9	$288.9

For the six months ended June 30, 2009 millions of dollars	Common Shares	AOCI	Retained Earnings	Total AOCI and Retained Earnings
Balance, December 31, 2008	$930.6	$(0.6)	$211.4	$210.8

Comprehensive (loss) income:
Net earnings applicable to common shares	—	—	75.3	75.3
Net loss on derivatives in a valid hedging relationship	—	(39.1)	—	(39.1)
Reclassification of hedging losses included in income	—	12.0	—	12.0
Reclassification of hedging losses included in inventory	—	16.9	—	16.9

Total comprehensive (loss) income	—	(10.2)	75.3	65.1

Dividends declared on common shares	—	—	(35.0)	(35.0)

Balance, June 30, 2009	$930.6	$(10.8)	$251.7	$240.9

See accompanying notes to the unaudited financial statements.

Notes to the Interim Unaudited Financial Statements

June 30, 2010

1. BASIS OF PRESENTATION

The disclosures in these unaudited interim financial statements do not conform in all respects to the requirements of Canadian Generally Accepted Accounting Principles for annual audited financial statements and should be read in conjunction with Nova Scotia Power Inc.’s annual financial statements as at and for the year ended December 31, 2009.

“Company” and “NSPI” refer to Nova Scotia Power Inc.

These financial statements follow the same accounting policies and methods of computation as Nova Scotia Power Inc.’s annual audited financial statements as at and for the year ended December 31, 2009.

2. SEASONAL NATURE OF OPERATIONS

Interim results are not necessarily indicative of results for the full year due primarily to seasonal factors. Sales and related production vary significantly over the year, with Q1 and Q4, typically being the strongest periods, reflecting colder weather and fewer daylight hours in the winter season.

3. EMPLOYEE FUTURE BENEFITS

NSPI maintains contributory defined-benefit and defined-contribution pension plans, which cover substantially all of its employees, and plans that provide non-pension benefits for its retirees. The Company’s estimated total benefit cost, related to these plans, for the three months ended June 30, 2010 is $6.5 million (2009 – $3.7 million), and for the six months ended June 30, 2010 is $13.1 million (2009 – $7.6 million).

4. FUEL ADJUSTMENT

The Nova Scotia Utility and Review Board (“UARB”) approved the implementation of a Fuel Adjustment Mechanism (“FAM”) in the 2009 General Rate Decision effective January 1, 2009. The fuel adjustment related to the FAM includes the effect of fuel costs in both the current period and the preceding year. The difference between actual fuel costs and amounts recovered from customers in the current period is included in the fuel adjustment. This amount, less the incentive component, is deferred to a FAM regulatory asset in “Other assets” or a FAM regulatory liability in “Other liabilities”. Also included in the 2010 fuel adjustment is the rebate to customers of over recovered fuel costs from 2009.

Details of the fuel adjustment related to the FAM are summarized in the following table:

For the	Three months ended June 30		Six months ended June 30
millions of dollars	2010	2009	2010	2009
(Under) over recovery of current period fuel costs	$(7.5)	$24.4	$(40.5)	$18.6
Rebate to customers from prior year	(5.1)	—	(11.5)	—

Fuel adjustment	$(12.6)	$24.4	$(52.0)	$18.6

The Company has recognized a future income tax expense related to the fuel adjustment based on NSPI’s applicable statutory income tax rate. The FAM regulatory asset or liability includes amounts recognized as a fuel adjustment and associated interest included in “Financing charges”. As at June 30, 2010, NSPI’s FAM regulatory asset was $43.2 million (December 31, 2009 – liability of $9.9 million), and future income tax liability was $14.1 million (December 31, 2009 – asset of $3.4 million).

5. FINANCING CHARGES

Financing charges consist of the following:

For the	Three months ended June 30		Six months ended June 30
millions of dollars	2010	2009	2010	2009
Interest – long-term debt	$25.9	$23.7	$51.5	$47.9
– short-term debt	0.4	0.3	0.6	0.3
Preferred share dividends	2.0	2.0	4.0	5.5
Amortization of defeasance cost	3.0	3.0	6.0	6.0
Amortization of debt financing costs	0.4	0.5	0.8	1.0
Allowance for funds used during construction	(4.0)	(1.6)	(7.5)	(2.7)
Foreign exchange losses (gains) recovered through the FAM	0.9	(10.0)	3.7	(5.2)
Banking fees and other	2.3	0.8	4.1	1.5

	$30.9	$18.7	$63.2	$54.3

6. INCOME TAXES

Income taxes for the three months ended June 30, 2010 are $3.5 million (2009 – $9.6 million), and for the six months ended June 30, 2010 are $2.6 million (2009 – $28.6 million). The income taxes are lower in 2010 compared to 2009 primarily due to accelerated capital cost allowance tax deductions associated with investments in renewable energy projects in 2010. The future tax liability associated with these taxable temporary differences has been deferred to a regulatory asset in “Other assets”.

7. INTEREST IN JOINT VENTURE

In November 2009, NSPI signed a 20-year operating agreement with Renewable Energy Services Ltd. (“RESL”) for operation of a 23.3 megawatts (“MW”) wind energy project at Point Tupper, Nova Scotia. NSPI will acquire and retain title to its respective property, plant and equipment, which will not exceed 49% of the total project combined assets. Each joint venture partner is entitled to its proportionate share of the annual project profits based on the relative value of their assets.

NSPI has provided a limited guarantee for the indebtedness of RESL. The guarantee is up to a maximum of $23.5 million. NSPI holds a first ranking security interest in the assets of RESL and all future assets of the project owned by RESL.

NSPI is accounting for this transaction using proportionate consolidation. This project, which has been approved by the UARB, is currently in the construction phase. NSPI has incurred $23.2 million in construction work in progress to June 30, 2010.

8. LONG-TERM DEBT

In May 2010, NSPI completed final filing of a $500 million debt shelf prospectus that will provide the Company with access to long-term debt.

On June 15, 2010, NSPI completed a $300 million medium-term note issue, proceeds of which were used to pay down outstanding short-term debt. These notes bear interest at the rate of 5.61% and yield 5.616% per annum until June 15, 2040.

In June 2010, NSPI’s revolving bank line was renewed for a three year term maturing in June 2013.

9. COMMON SHARES

During the three months ended June 30, 2010, Nova Scotia Power issued 5.0 million common shares (2009 – nil).

As at June 30, 2010, there were 112.2 million (December 31, 2009 – 107.2 million) issued and outstanding common shares, all of which were issued to the Company’s parent, Emera Inc., or an affiliate under common control.

10. CASH FLOW INFORMATION

The change in non-cash operating working capital consists of the following:

For the	Three months ended June 30		Six months ended June 30
millions of dollars	2010	2009	2010	2009
Decrease in accounts receivable and due from associated companies	$35.1	$46.5	$10.5	$15.7
Decrease (increase) in posted margin included in accounts receivable	7.5	8.6	(11.6)	(3.3)
Increase in contract receivable	(13.8)	(8.6)	(16.5)	(14.6)
(Increase) decrease in inventory	(28.2)	(14.9)	3.2	(20.5)
Increase in prepaid expenses	(6.1)	(6.2)	(23.3)	(22.7)
Increase (decrease) in accounts payable and accrued charges and due to associated companies	18.0	(5.6)	(33.0)	(25.5)
Change in heavy fuel oil hedging balance in AOCI	0.8	(6.8)	4.8	(17.8)
(Increase) decrease in income tax receivable/payable	(0.4)	4.2	(13.0)	14.6

	$12.9	$17.2	$(78.9)	$(74.1)

11. RELATED PARTY TRANSACTIONS

The Company enters into various transactions with its affiliates in the normal course of operations. All transactions are recorded, subject to terms in the Code of Conduct, at the exchange value, which is generally based on commercial rates or as agreed to by the parties. The Code of Conduct governs transactions between NSPI and its affiliates and is approved by the UARB.

Due to associated companies represents the total carrying amounts of trade payables, which are owed from NSPI to NSPI’s parent company, Emera Inc. and companies wholly-owned by Emera Inc. The terms of repayment are the same as those for non-affiliate trade payables.

NSPI had sales and purchases from companies under common control of Emera Inc. as follows:

For the millions of dollars		Three months ended June 30
Affiliate	Purpose of transaction	2010	2009
Sales:
Emera Energy Services	Net (purchases) sales of gas, electricity and swaps	$(4.8)	$5.8
Other	Other services provided	1.8	1.8
Purchases:	Various services purchased	$12.4	$5.1

For the millions of dollars		Six months ended June 30
Affiliate	Purpose of transaction	2010	2009
Sales:
Emera Energy Services	Net (purchases) sales of gas, electricity and swaps	$(6.0)	$23.5
Other	Other services provided	3.7	3.3
Purchases:	Various services purchased	$17.0	$7.9

In the ordinary course of business, the Company purchased natural gas transportation capacity totaling $4.8 million (2009 – $4.5 million) during the three months ended June 30, 2010, and $9.2 million (2009 – $9.4 million) during the six months ended June 30, 2010 from the Maritimes & Northeast Pipeline, an investment under significant influence of Emera Inc. The amount is recognized in “Fuel for generation and purchased power” and is measured at the exchange amount. As at June 30, 2010, the amount payable to the related party is $1.6 million (December 31, 2009 – $1.5 million) and is under normal interest and credit terms.

On May 28, 2010, NSPI purchased $30.1 million in “Construction work in progress” related to the Digby Wind Project from a subsidiary of Emera. This transaction was measured at the carrying amount of the assets transferred. As at June 30, 2010, the amount payable to the related party was $0.2 million and is under normal interest and credit terms.

12. COMPARATIVE INFORMATION

Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted for 2010.